January 12, 2005

Via Facsimile and Edgar

United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	First Business Financial Services, Inc. Application for Withdrawal of Registration Statement on Form 10 (No. 000-51028) filed on November 17, 2004

Ladies and Gentlemen:

     First Business Financial Services, Inc., a Wisconsin corporation (the “Registrant”), hereby makes this application to withdraw the Registration Statement on Form 10, File No. 000-51028, filed by the Registrant with the Securities and Exchange Commission (the “Commission”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), together with all exhibits thereto (the “Registration Statement”). The Commission has not declared the Registration Statement effective. The Registrant’s grounds for withdrawing the Registration Statement are to prevent the Registration Statement from automatically becoming effective by lapse of time 60 days after the date originally filed pursuant to Section 12(g)(1) of the Exchange Act before the Registrant has had adequate opportunity to clear all outstanding comments on the Registration Statement with the Commission.

     Please note that the Registration Statement in question was a voluntary filing, in anticipation of the necessity of filing under Section 12(g) of the Exchange Act within 120 days after the end of calendar year 2004. The Registrant intends to re-file, taking note of all the staff’s comments in its letter dated December 17, 2004 and including financial information and related narrative through the end of 2004, on a date that complies with the Registrant’s obligation under Section 12(g).

     The undersigned, on behalf of the Registrant, respectfully requests the Commission to grant the application of the Registrant to have the Registration Statement withdrawn and issue an appropriate order to be included in the files of the Registration Statement to the effect that the Registration Statement has been “Withdrawn upon request of the registrant, the Commission consenting thereto.”

Very truly yours, FIRST BUSINESS FINANCIAL SERVICES, INC.
By:	/s/ COREY CHAMBAS
Corey Chambas, Executive Vice President